UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date February 9, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 8 FEBRUARY 2018 AND AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board hereby announces the poll results of the EGM held in Shanghai, the PRC on Thursday, 8 February 2018.

Reference is made to the notice dated 22 December 2017 (the “Notice”) and the supplemental notice dated 22 January 2018 (the “Supplemental Notice”) regarding the 2018 first extraordinary general meeting of China Eastern Airlines Corporation Limited (the “Company”) held on Thursday, 8 February 2018 (the “EGM”). Terms defined in the Notice and Supplemental Notice shall have the same meanings when used herein unless otherwise specified.

POLL RESULTS OF THE EGM

The EGM was held at Four Season Hall, 2/F, Shanghai International Airport Hotel ( ), No. 368 Yingbin (1) Road, Shanghai, the PRC on Thursday, 8 February 2018. Shareholders representing 10,700,934,744 shares of the Company (the “Share”) were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company (the “Articles of Association”).

There were no Shares entitling the Shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). China Eastern Air Holding Company Limited and its associates, holding 8,156,480,000 Shares in aggregate, were required to abstain, and have abstained, from voting in respect of Resolutions No. 1 and No. 2. As such: (i) the Shareholders representing 14,467,585,682 Shares (i.e. the Company’s entire issued share capital) were entitled to attend and vote on Resolutions Nos. 3 to No. 6, and the Shareholders representing 10,700,934,744 Shares out of such 14,467,585,682 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolutions Nos. 3 to No. 6; and (ii) the Shareholders representing 6,311,105,682 Shares were entitled to attend and vote on Resolutions No. 1 and No. 2, and the Shareholders representing 2,479,488,437 Shares out of such 6,311,105,682 Shares were present at the EGM, in person or by proxy, to vote in respect of Resolution No. 1 and No. 2.

Each resolution proposed for approval at the EGM was taken by poll.

Ernst & Young, the auditors of the Company were appointed as the scrutineer for the purpose of vote-taking at the EGM. The poll results in respect of the resolutions proposed for approval at the EGM were set out as follows:

Total number of shares represented by votes (Approximate % **)
	For	Against	Abstain
ORDINARY RESOLUTIONS

1.  To consider, approve and confirm the Framework Lease Agreement entered into between the Company and CES International Financial Leasing Corporation Limited and all matters incidental thereto and to authorise any director of the Company or his/her authorised person(s) to sign all such documents and/or do all such things and acts as he/she may in his absolute discretion consider as necessary or expedient and in the interest of the Company to give effect to all transactions or ancillary matters under the Framework Lease Agreement.

	2,544,339,381 (99.9966%)	85,563 (0.0034%)	0 (0.0000%)
SPECIAL RESOLUTIONS

2.  To consider, approve and confirm the Supplemental Agreement II entered into between the Company and China Eastern Air Holding Company Limited* and to authorize any one director of the Company or his authorized person(s) to sign all such documents and/or to do all such things and acts as he may in his absolute discretion consider as necessary or expedient and in the interest of the Company to give effect to all transactions or ancillary matter under the Supplemental Agreement II.

	2,544,329,381 (99.9961%)	98,163 (0.0039%)	0 (0.0000%)
3. To consider and approve the proposed amendments to certain provisions of the articles of association of the Company.	10,688,764,931 (99.9992%)	81,913 (0.0008%)	0 (0.0000%)
4. To consider and approve the proposed amendments to certain provisions of the rules for procedures for general meetings of the Company.	10,700,839,331 (99.9992%)	85,413 (0.0008%)	0 (0.0000%)
5. To consider and approve the proposed amendments to certain provisions of the rules for the meeting of the board of directors of the Company.	10,700,849,331 (99.9992%)	85,413 (0.0008%)	0 (0.0000%)
6. To consider and approve the provision of guarantee by the Company in favour of not more than 67 wholly-owned SPV.	10,697,023,804 (99.9636%)	3,898,440 (0.0364%)	0 (0.0000%)

*	For identification purpose only
**	The percentage of voting is based on the total number of Shares held by Shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the relevant resolution.

Based on the above poll results, all of the resolutions were passed.

Note:	The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst &Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to: (i) the announcement of the Company dated 19 January 2018; (ii) the circular of the Company dated 22 January 2018 in relation to, inter alia, proposed amendments to the Articles of Association; and (iii) the Supplemental Notice. The Board announces that, with effect from 8 February 2018, the Articles of Association has been amended to reflect the provisions as set out in Resolution No. 3 above.

Please refer to the full version of the Articles of Association dated 8 February 2018 published on the website of the Hong Kong Stock Exchange and the Company’s website.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 8 February 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).